SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04019467

RECD S.E.C.
JUN 1 2004
1086

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Access Capital Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1644 Tyler Street, Suite B
(No. and Street)

Hollywood, FL 33020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alfred Reeves (954) 258-5341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerstle, Rosen & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

980 North Federal Highway, Suite 205, Boca Raton, Florida 33432
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

RECD S.E.C.
MAY 27 2004
1086

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alfred Reeves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Capital Investment Group, Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

Signature

President

Title

Notary Public

Janet Geisler
My Commission DD033375
Expires June 14, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESS CAPITAL INVESTMENT GROUP, INC.
(FORMERLY ACCESSCAPITAL, INC.)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2004

ASSETS		
Current Assets		
Cash	$	48,758
Total Current Assets		48,758
Other Assets		
CRD Deposit		494
TOTAL ASSETS	$	49,252
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Referral/Finder Fees Payable	$	20,000
TOTAL LIABILITIES		20,000
STOCKHOLDERS' EQUITY		
Common Stock, $1 Par Value, 200 Shares Issued, Authorized, and Outstanding		200
Paid In Capital		29,500
Accumulated Deficit		(448)
TOTAL STOCKHOLDERS' EQUITY		29,252
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	49,252

The accompanying notes are an integral part of this financial statement.

ACCESS CAPITAL INVESTMENT GROUP, INC.
(FORMERLY ACCESSCAPITAL, INC.)
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2004

REVENUES	
Investment Banking Fees	$ 613,490
TOTAL REVENUES	613,490
OPERATING EXPENSES	
Administrative	591,913
TOTAL OPERATING EXPENSES	591,913
INCOME FROM OPERATIONS	21,577
INCOME BEFORE PROVISION FOR INCOME TAXES	21,577
PROVISION FOR INCOME TAXES	-
NET INCOME	$ 21,577

The accompanying notes are an integral part of this financial statement.

ACCESS CAPITAL INVESTMENT GROUP, INC.
(FORMERLY ACCESSCAPITAL, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Net Income	$ 21,577
Increase in CRD Deposit	(138)
Increase in Referral/Finder Fees Payable	20,000
Net Cash Provided by Operating Activities	41,439
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Stockholder Contribution	1,000
Net Cash Provided by Financing Activities	1,000
INCREASE IN CASH AND CASH EQUIVALENTS	42,439
CASH AND CASH EQUIVALENTS, MARCH 31, 2003	6,319
CASH AND CASH EQUIVALENTS, MARCH 31, 2004	$ 48,758
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Income Taxes Paid	$ -
Interest Paid	$ -

The accompanying notes are an integral part of this financial statement.

ACCESS CAPITAL INVESTMENT GROUP, INC.
(FORMERLY ACCESSCAPITAL, INC.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2004

	Common Stock-$1 Par	Paid In Capital	Accum. Deficit	Total
STOCKHOLDERS' EQUITY, MARCH 31, 2003	$ 200	$ 28,500	$ (22,025)	$ 6,675
STOCKHOLDER CONTRIBUTION	-	1,000	-	1,000
NET INCOME	-	-	21,577	21,577
STOCKHOLDERS' EQUITY, MARCH 31, 2004	$ 200	$ 29,500	$ (448)	$ 29,252

The accompanying notes are an integral part of this financial statement.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

Access Capital Investment Group, Inc. (the Company) was incorporated under the Statutes of the State of Florida on March 9, 1998 under the name of T & R Holding Corporation (T & R). On August 30, 2001, T & R sold all of its common stock to PriorityAccess, Inc., and the corporation's name was changed to AccessCapital, Inc. on September 21, 2001. On January 3, 2003, PriorityAccess, Inc. sold 90% of the Company's common stock to two individuals, and the name of the Company changed to Access Capital Investment Group, Inc. on October 17, 2003. The Company is a securities broker-dealer, restricted to private placements.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. At present, the Company does not have any receivables or notes payable.

Impairment of Long-Lived Assets

The Company adopted FASB Statement No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires that impairment losses are to be recorded when long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell. There have been no material adjustments for impairments of long-lived assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits for the period ending March 31, 2004.

SUPPLEMENTARY SCHEDULE

ACCESS CAPITAL INVESTMENT GROUP, INC.
(FORMERLY ACCESSCAPITAL, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2004

NET CAPITAL	
Stockholders' Equity	$ 29,252
Deduct Stockholders' Equity Not Allowable for Net Capital	-
Stockholders' Equity Qualified for Net Capital	29,252
Additions	-
Total Capital and Subordinated Borrowings	29,252
Deductions	
Total Nonallowable Assets	494
Net Capital Before Haircuts on Securities Positions	28,758
Haircuts on Securities	-
NET CAPITAL	$ 28,758
AGGREGATE INDEBTEDNESS	$ 20,000
REQUIRED NET CAPITAL	$ 5,000
EXCESS NET CAPITAL	$ 23,758
EXCESS CAPITAL AT 1,000 PERCENT	$ 26,758
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL	69.55%
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL	40.61%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of March 31, 2004)	
Net Capital, as Reported in Company's Part II (unaudited) Focus Report	$ 28,758
Net Capital per Above	$ 28,758

See the independent auditors' report and the accompanying notes to financial statements.

GERSTLE, ROSEN & ASSOCIATES, P.A.

Certified Public Accountants

Mark R. Gerstle, C.P.A. *Robert N. Rosen, C.P.A.*

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Access Capital Investment Group, Inc. (formerly AccessCapital, Inc.)
Boca Raton, FL

In planning and performing our audit of the consolidated financial statements of Access Capital Investment Group, Inc. (formerly AccessCapital, Inc., the Company), for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

One Turnberry Place
19495 Biscayne Boulevard
Suite 705
Aventura, Florida 33180
Dade (305) 937-0116
Broward (954) 389-1616
Boca Raton (561) 347-8917
Palm Beach (561) 687-2192
Fax (305) 937-0128

Compson Financial Center
980 North Federal Highway
Suite 205
Boca Raton, Florida 33432
Phone (561) 447-4000
Fax (561) 447-4004

5100 Tamiami Trail North
Suite 103
Naples, Florida 34103
Phone (239) 262-1773
Fax (239) 263-0166

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance what assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sestle, Rosen & Associates P.A.

Boca Raton, Florida
May 11, 2004

GERSTLE, ROSEN & ASSOCIATES, P.A.

Certified Public Accountants

Mark R. Gerstle, C.P.A. | *Robert N. Rosen, C.P.A.*

INDEPENDENT AUDITORS' REPORT

Board of Directors
Access Capital Investment Group, Inc. (formerly AccessCapital, Inc.)
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Access Capital Investment Group, Inc. (formerly AccessCapital, Inc., the Company) as of March 31, 2004 and the related statements of income changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Access Capital Investment Group, Inc. (formerly Access Capital, Inc.) at March 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation of the basic financial statements taken as a whole.

Gerstle, Rosen & Associates P.A.

Boca Raton, Florida
May 11, 2004

One Turnberry Place
19495 Biscayne Boulevard
Suite 705
Aventura, Florida 33180
Dade (305) 937-0116
Broward (954) 389-1616
Boca Raton (561) 347-8917
Palm Beach (561) 687-2192
Fax (305) 937-0128

Compson Financial Center
980 North Federal Highway
Suite 205
Boca Raton, Florida 33432
Phone (561) 447-4000
Fax (561) 447-4004

5100 Tamiami Trail North
Suite 103
Naples, Florida 34103
Phone (239) 262-1773
Fax (239) 263-0166